UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                             File No. 70-9699

                         Certificate Pursuant to Rule 24
                        and Release No 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period January 1, 2002 through March 31, 2002.


                                     Respectfully submitted,



                                     By:  /s/Alfred C. Bereche
                                          ----------------------------------
                                          Alfred C. Bereche
                                          Assistant General Counsel

Dated: May 30, 2002

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                          QUARTER ENDED MARCH 31, 2002


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

           (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

                     Answer:

                                                                                     Average
                                                                                   Market Price             Average Issuance Price
                                                          Shares Issued          for the Quarter               for the Quarter
                                                          -------------          ---------------               ---------------
Employee Discount Stock Purchase Plan                        49,200                 $33.1500                       $29.8350
Employee Discount Stock Purchase Plan
Reinvestment                                                  9,712                 $32.3450                       $29.1110
Open Enrollment Plan                                         67,801                 $33.1390                       $33.1390
Open Enrollment Plan Reinvestment                           177,753                 $32.3450                       $32.3450
401k                                                        450,216                 $33.1589                       $33.1589
Employee Stock Options/Restricted Stock                     380,088                 $33.5359                       $24.0980
Total                                                     1,134,770             ------------                   ------------

           (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

                     Answer:  None.

           (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

                     Answer:  None.

           (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

                     Answer:


                                                                  Incremental          Total Amount             Terms
                                                                    Amount
         Beneficiary                      Purpose                   ($000)                ($000)               (Date)
                                                                    ------                ------               ------
KEDNY/KEDLI (1)                PSC requirement for                $16,000.00            $16,000.00            12/31/02
                               Marketers doing
                               business with Public
                               Utilities.

KeySpan Corporate (1)          Supports                            $1,300.00             $1,300.00             1/31/05
Services, LLC                  Commercial Card
                               Agreement with Bank
                               One

    (1) The Guarantor is KeySpan Corporation.


           (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

                     Answer:  None.

           (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

                     Answer:  None.

           (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

                     Answer:  None.

           (h)       The market-to-book ratio of KeySpan's common stock.

                     Answer: 1.64

           (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

                     Answer:  None.

           (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                     Answer:   None.

           (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                     Answer:

                                                                                                             Average
                                         Issuance                  Outstanding           Average             Maturity
                                                                       at
............................... ............................. ....................... ................ ......................
                                          ($000)                    Month End             Yield              (# days)
                                          ------                     ($000)               ------              ------
                                                                     ------
............................... ............................. ....................... ................ ......................
January                                1,948,851                      992,784             2.02%                44.9
............................... ............................. ....................... ................ ......................
February                               2,385,647                    1,080,735             2.04%                39.8
............................... ............................. ....................... ................ ......................
March                                  1,002,875                    1,038,523             2.07%                44.4
------------------------------ ----------------------------- ----------------------- ---------------- ----------------------

           (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

                     Answer:  None.

           (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

                     Answer: KeySpan's consolidated balance sheet is contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and is incorporated herein by reference. No other entity engaged in jurisdictional financings during the first quarter of 2002.

           (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

                     Answer:  See Appendix A hereto.

           (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

                     Answer:  See Appendix B hereto.

           (p) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

                     Answer:  See Appendix C hereto.

                                                                                                                   APPENDIX A
Capital Structure at 3/31/02
                                          Consolidated                          Essex Gas Company

                                                      Percent of                              Percent of
                                 Thousands of Dollars   Total            Thousands of Dollars   Total
                                ---------------------------------       ---------------------------------
Common Stock                              2,991,307       38.28%                     60,383       32.90%
Retained Earnings                           602,990        7.72%                      5,729        3.12%
Other Comprehensive Income                  (30,475)       (0.39)%                     (813)       (0.44)%
Treasury Stock                             (527,826)       (6.76)%                        -        0.00%
                                ---------------------------------       ---------------------------------
     Total Common Equity                  3,035,996       38.86%                     65,299       35.57%
Preferred Stock                              84,077        1.08%                          -        0.00%
Long-term Debt                            4,693,403       60.07%                     18,258        9.95%
Intercompany Long term Debt                       -        0.00%                    100,000       54.48%
                                ---------------------------------       ---------------------------------
Total Capitalization                      7,813,476      100.00%                    183,557      100.00%
                                =================================       =================================

                                      Colonial Gas Company                       Boston Gas Company

                                                       Percent of                                Percent of
                                 Thousands of Dollars    Total             Thousands of Dollars    Total
                                ---------------------------------         ---------------------------------
Common Stock                                 255,429      42.32%                       411,993      31.55%
Retained Earnings                             16,990       2.81%                         5,894       0.45%
Other Comprehensive Income                    (3,433)      (0.57)%                        (450)      (0.03)%
Treasury Stock                                     -       0.00%                             -       0.00%
                                ---------------------------------         ---------------------------------
     Total Common Equity                     268,986      44.56%                       417,437      31.97%
Preferred Stock                                    -       0.00%                        15,295       1.17%
Long-term Debt                               120,621      19.98%                       222,989      17.08%
Intercompany Long term Debt                  214,000      35.45%                       650,000      49.78%
                                ---------------------------------         ---------------------------------
Total Capitalization                         603,607     100.00%                     1,305,721     100.00%
                                =================================         =================================

                                       KeySpan Generation, LLC              EnergyNorth Natural Gas, Inc.

                                                      Percent of                              Percent of
                                 Thousands of Dollars   Total            Thousands of Dollars   Total
                                ---------------------------------       ---------------------------------
Common Stock                                192,064       35.33%                    113,653       48.83%
Retained Earnings                            31,859        5.86%                        803        0.34%
Other Comprehensive Income                     (267)       (0.05)%                   (2,116)       (0.91)%
Treasury Stock                                    -        0.00%                          -        0.00%
                                ---------------------------------       ---------------------------------
     Total Common Equity                    223,656       41.14%                    112,340       48.26%
Preferred Stock                                   -        0.00%                          -        0.00%
Long-term Debt                               66,005       12.14%                     40,436       17.37%
Intercompany Long term Debt                 253,986       46.72%                     80,000       34.37%
                                ---------------------------------       ---------------------------------
Total Capitalization                        543,647      100.00%                    232,776      100.00%
                                =================================       =================================

                                 KeySpan Energy Delivery New York          KeySpan Energy Delivery Long Island

                                                       Percent of                                Percent of
                                 Thousands of Dollars    Total             Thousands of Dollars    Total
                                ---------------------------------         ---------------------------------
Common Stock                                 468,747      29.12%                       532,862      39.11%
Retained Earnings                            494,843      30.75%                       128,812       9.45%
Other Comprehensive Income                       350       0.02%                          (185)      (0.01)%
Treasury Stock                                     -       0.00%                             -       0.00%
                                ---------------------------------         ---------------------------------
     Total Common Equity                     963,940      59.89%                       661,489      48.55%
Preferred Stock                                    -       0.00%                             -       0.00%
Long-term Debt                               645,538      40.11%                       525,000      38.54%
Intercompany Long term Debt                        -       0.00%                       175,904      12.91%
                                ---------------------------------         ---------------------------------
Total Capitalization                       1,609,478     100.00%                     1,362,393     100.00%
                                =================================         =================================


                                                                                                                   APPENDIX B


Retained Earnings Analysis - for the period December 31, 2001 through March 31,
2002

                                                               KeySpan Energy         KeySpan Energy          KeySpan Energy
                                     Consolidated            Delivery New York      Delivery Long Island      Corporation

                                     Thousands of              Thousands of           Thousands of           Thousands of
                                        Dollars                  Dollars                Dollars                 Dollars
                                 ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 12/31/01                 452,206                 567,048                 77,950                  (86,650)
Earnings                                      214,631                  77,795                 50,862                       (4)
Common Dividends                              (62,371)               (150,000)                     -                 (150,000)
Preferred Dividends                            (1,476)                      -                      -                        -
                                 ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 3/31/02                  602,990                 494,843                128,812                 (236,654)
                                 =====================      ==================     ==================    =====================


                                EnergyNorth Natural Gas, Inc. Boston Gas Company     Essex Gas Company     Colonial Gas Company

                                     Thousands of              Thousands of           Thousands of           Thousands of
                                        Dollars                  Dollars                Dollars                 Dollars
                                 ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 12/31/01                  (2,497)                (19,368)                 1,981                    5,273
Earnings                                        3,300                  25,512                  3,748                   11,717
Common Dividends                                    -                       -                      -                        -
Preferred Dividends                                 -                    (250)                     -                        -
                                 ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 3/31/02                      803                   5,894                  5,729                   16,990
                                 =====================      ==================     ==================    =====================


                                KeySpan Generation, LLC       Eastern Enterprises

                                    Thousands of                 Thousands of
                                       Dollars                      Dollars
                                ---------------------        ---------------------
Retained Earnings at 12/31/01                 23,941                      (37,585)
Earnings                                       7,918                       45,188
Common Dividends                                   -                            -
Preferred Dividends                                -                         (274)
                                ---------------------        ---------------------
Retained Earnings at 3/31/02                  31,859                        7,329
                                =====================        =====================



                                                                                                                  APPENDIX C

Investments in EWGs and FUCOs at 3/31/02
                                                                                                               Percent of
                                                                           $ Thousands                        Total Equity
                                                                        -----------------                   ----------------
Investment
       KeySpan-Ravenswood, Inc.                                                  545,549                             17.97%
       Finsa Energeticos, S. de R.L. de C.V.                                       1,375                              0.05%
       Phoenix Natural Gas Limited                                                42,205                              1.39%
       KeySpam-Glenwood Energy Center, LLC                                        68,582                              2.26%
       KeySpan-Port Jefferson Energy Center, LLC                                  55,699                              1.83%
       Ravenswood Expansion                                                       69,282                              2.28%
                                                                        -----------------                   ----------------
       Total Current Investments                                                 782,692    A                        25.78%

Consolidated Retained Earnings                                                   525,588    B

Total Equity                                                                   3,035,996    C


Percentages
       Current Investments to Retained Earnings                                  148.92%   A/B
       Current Investments to Total Equity                                        25.78%   A/C
       Remaining Authorized Investment                                           101.08%
       Remaining Authorized Investment - Thousands of Dollars                    531,278